Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: National City Corporation

Commission File No. 001-10074

On October 24, 2008, The PNC Financial Services Group, Inc. posted the following on its website, www.pnc.com:

October 24, 2008

PNC Announces Definitive Agreement to Acquire National City Corporation

On October 24, 2008, executives of The PNC Financial Services Group, Inc. and National City Corporation will hold a conference call for investors regarding the announcement of the acquisition. The conference call is scheduled to begin at 10:00 a.m. eastern time.

Live webcast and telephone conference options will be available. Access to the webcast, which will include audio (listen-only) and presentation slides from the conference call, follows. The live webcast is scheduled to begin at 10:00 a.m. (eastern time). Access to the conference call by telephone will be available by calling 800-990-2718 or 706-643-0187 (international).

Access to the press release and presentation slides, which include significant information that will be discussed on the conference call, will be available on PNC’s website prior to the time the conference call begins.

A replay of the webcast will be available on PNC’s website for 30 days, and via telephone for one week at 800-642-1687 or 706-645-9291 (international), Conference ID 70844287.

The press release and presentation slides will also be included in one or more Form 8-Ks that will be available on the SEC’s website at www.sec.gov and on or through PNC’s website at www.pnc.com/secfilings under Form 8-K.

The conference call, press release, and presentation slides may include forward-looking information. Actual results or future events could differ, possibly materially, due to a variety of factors, including those described in the conference call, the press release, the presentation slides, and in our most recent Form 10-K, Form 10-Qs and other SEC reports. The conference call and related materials may also include a discussion of non-GAAP financial measure items, which, to the extent not so qualified therein, is qualified by GAAP reconciliation information included in the press release or the presentation slides or that will otherwise be made available on PNC’s website under “About PNC-Investor Relations.”

Access Webcast

Press Release

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ADDITIONAL INFORMATION ABOUT THE PNC/NATIONAL CITY CORPORATION TRANSACTION

The PNC Financial Services Group, Inc. and National City Corporation will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC’s web site (www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by National City Corporation will be available free of charge from National City by contacting Investor Relations at (800) 622-4204.

The directors, executive officers, and certain other members of management and employees of National City are participants in the solicitation of proxies in favor of the merger from the shareholders of National City. Information about the directors and executive officers of National City is included in the proxy statement for its 2008 annual meeting of shareholders, which was filed with the SEC on March 7, 2008.

Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement for National City’s September 15, 2008 special meeting of shareholders, which was filed with the SEC on August 4, 2008. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

The directors, executive officers, and certain other members of management and employees of PNC are participants in the solicitation of proxies in favor of the merger from the shareholders of PNC. Information about the directors and executive officers of PNC is included in the proxy statement for its 2008 annual meeting of shareholders, which was filed with the SEC on March 28, 2008. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.